DLA Piper US LLP 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com

Jeffrey M. Sullivan jeff.sullivan@dlapiper.com T 919.786.2003 F 919.786.2200

April 23, 2008

VIA EDGAR

United States Securities and Exchange Commission

100 F Street N.E.

Mail Stop 4561

Washington, DC 20549

Attn:	Michael E. McTiernan, Special Counsel

	Re:	Hatteras Financial Corp. Registration Statement on Form S-11 Filed on February 20, 2008 and amended on March 25, 2008, April 14, 2008 and April 22, 2008 File No. 333-149314

Dear Mr. McTiernan:

As counsel to Hatteras Financial Corp. (the “Company”) and in connection with your comment letter dated April 21, 2008, regarding the Company’s registration statement on Form S-11 (registration no. 333-149314), we are attaching as Schedule A the Company’s additional response to comment 2 in your letter. For your convenience, we have reproduced in the schedule the numbered comment before the Company’s response thereto.

United States Securities and Exchange Commission

April 23, 2008

If you have any further questions, please contact me at (919) 786-2003.

Sincerely,

/s/ Jeffrey M. Sullivan
Jeffrey M. Sullivan

cc:

Securities and Exchange Commission

    Byron N. Cooper

    Wilson Lee

    Linda Van Dorn

Hatteras Financial Corp.

    Michael R. Hough

    Benjamin M. Hough

    Kenneth A. Steele

Hunton & Williams LLP

    David C. Wright

    Christopher C. Green

DLA Piper US LLP

    Karolyn E. Camden

    Robert J. LeDuc

Schedule A

Note 2 – Summary of Significant Accounting Policies

Interim Financial Information

2.	Comment: Please include a note disclosure to state that in the opinion of management the un-audited interim financial statements reflect all adjustments necessary for a fair statement of results for the interim periods. If all adjustments are of a normal and recurring nature, a statement to that effect should also be made. Refer to Rule 10-01(b)(8) of Regulation S-X.

Response: The unaudited financial information, in the opinion of management, contains all adjustments necessary for a fair presentation of our financial position, results of operations and cash flows. All such adjustments are of a normal recurring nature. In future filings with the Securities and Exchange Commission, we will make a statement to that effect.